Exhibit 17.2

Mr. Jaret Christopher

Chairman & CEO

Springbig Holdings, Inc.

621 NW 51st Street, Suite 500

Boca Raton, FL 33487

August 11th, 2025

Dear Jaret,

Current report filed on Form 8-K relating to my departure as a director

On August 4, 2025, Springbig Holdings, Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 8-K relating to my resignation as a member of the Board of Directors (the “Board”), including as Chairman of the Board. Under Item 5.02 the Company filing states that “The resignation of Mr. Harris was not due to any disagreements with the Company or the Board on any matter relating to the Company’s operations, policies, or practices”. I was not provided with a copy of the proposed Item 5.02 disclosure by the Company prior to its inclusion in the current report on Form 8-K, and so was denied the opportunity to review and comment on the disclosure.

I am writing to notify the Company that I disagree with this disclosure. There are currently significant disagreements between the Company and myself, which remain outstanding as of the date of this letter, and which led to my decision to resign from the Board.

The SEC places specific obligations on public companies to describe the nature of any disagreements when a director’s resignation is due to disagreements with the company.

On January 15, 2025, I entered into two agreements with the Company relating to stepping down as CEO of the Company, namely a Separation and Release of Claims Agreement (the “Separation Agreement”) and a Consulting Agreement (the “Consulting Agreement”). The Company is currently in breach of both agreements, specifically having failed to deliver 250,000 restricted stock units as required under the Separation Agreement and having failed to make any of the required payments prescribed in the Consulting Agreement. I have filed lawsuits against the Company in respect of my rights under both the Separation Agreement and the Consulting Agreement.

The SEC reporting requirements specify that in the event of a departing director providing written correspondence in response to disclosures relating to his departure, then a company is required to file an amended Form 8-K within two business days and include the director’s response as an exhibit. The Company should therefore file an amended Form 8-K including this letter as an exhibit.

Yours,

/s/ Jeffrey Harris
Jeffrey Harris

c.c.	Sergey Sherman, Marc Shiffman, Matt Sacks, Mark Silver – all directors
Aslam Rawoof, Benesch Friedlander – Company counsel